

March 15, 2010

via U.S. mail and facsimile

Mr. Myles McCormick, Chief Executive Officer
Bare Escentuals, Inc.
71 Stevenson Street, 22nd Floor
San Francisco, CA 94105

>   **RE: Bare Escentuals, Inc.**
>   **Form 8-K Item 4.01**
>   **Filed March 15, 2010**
>   **File No. 1-33048**

Dear Mr. McCormick:

We have reviewed your filing and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

1. You disclose in the first paragraph under Item 4.01 that "During the two most recent fiscal years ended January 3, 2010 and December 28, 2008, the Company did not have any disagreements with Ernst & Young on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of Ernst & Young, would have caused it to make reference to the subject matter of this disagreement(s) in connection with its report." Please amend your filing to disclose, if true, that during your two most recent fiscal years and any subsequent interim period through March 9, 2010, there were no disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of the former accountant, would have caused them to make reference thereto in their report. Refer to Item 304(a)(1)(iv) of Regulation S-K.

2. We note the Exhibit 16 letter from Ernst & Young was not filed as an attachment to your Form 8-K. We assume this Form 8-K was provided to them by or on the same date as the filing date. In your amended filing, please ensure that the Exhibit 16 letter from the former accountants, stating whether the accountant agrees with the statements made in your revised Form 8-K, is filed as an exhibit and is timely dated. Refer to Item 304(a)(3) of Regulation S-K.

* * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
  In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please furnish your supplemental response via EDGAR in response to these comments within five business days of the date of this letter. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time. You may wish to provide us with marked copies of each amended filing to expedite our review. Direct any questions regarding the above to the undersigned at (202) 551-3743.

Sincerely,

Jenn Do
Staff Accountant